Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rio Alto Mining Limited (“Rio Alto” or the “Company”)
400 Burrard Street
Suite 1950
Vancouver, British Columbia
V6C 3A6

Item 2	Date of Material Change

August 5, 2014

Item 3	News Release

A press release was disseminated on August 5, 2014 via Marketwire.

Item 4	Summary of Material Change

On August 5, 2014, the Company completed the previously announced plan of arrangement (“Arrangement”) with Sulliden Gold Corporation Ltd. (“Sulliden”) and Sulliden Mining Capital Inc. (“SpinCo”), pursuant to which the Company acquired all of the issued and outstanding common shares of Sulliden (“Sulliden Shares”), upon the approval of the shareholders of each of Rio Alto and Sulliden at special meetings held on July 30, 2014 and the approval of the Ontario Superior Court of Justice pursuant to a final order on August 1, 2014. Under the Arrangement, shareholders of Sulliden received 0.525 of one common share of the Company (each, a “Rio Alto Share”) for every Sulliden Share held. Shareholders of Sulliden also received 0.1 SpinCo common share for each Sulliden Share held.

Item 5	Full Description of Material Change

Pursuant to an arrangement agreement between Rio Alto, Sulliden and SpinCo dated June 13, 2014, as amended, Rio Alto acquired, by way of the Arrangement, all of the issued and outstanding Sulliden Shares in exchange for Rio Alto Shares on the basis of 0.525 of one Rio Alto Share for each Sulliden Share acquired. The Arrangement was approved by the shareholders of each of Rio Alto and Sulliden at special meetings of shareholders held on July 30, 2014, and by the Ontario Superior Court of Justice pursuant to a final order on August 1, 2014.

In connection with the Arrangement, Sulliden transferred all assets and liabilities related to Sulliden’s East Sullivan mineral property located in Abitibi, Québec to SpinCo in consideration for SpinCo Shares. Shareholders of Sulliden received 0.10 of one SpinCo Share for each Sulliden Share held.

The holders of options to acquire Sulliden Shares (each, a “Sulliden Option”) received one option to acquire 0.525 of one Rio Alto Share and an option to acquire 0.10 of one SpinCo Share, in exchange for each Sulliden Option. Holders of warrants to purchase Sulliden Shares are entitled to receive, upon exercise of such warrants, that number of Rio Alto Shares and SpinCo Shares as they would have been entitled to receive had they exercised the warrants immediately prior to the effective date of the Arrangement. All of restricted stock units (“RSUs”) and deferred share units (“DSUs”) issued by Sulliden to its officers and directors respectively were deemed to have vested at the effective time of the Arrangement and the amount necessary to satisfy Sulliden’s obligations under each of the outstanding RSUs and DSUs was settled by the issuance by Rio Alto of 0.525 of one Rio Alto Share and the cash payment of the difference between the market value of a Sulliden Share and 0.525 of one Rio Alto Share at the effective time.

Following the completion of the Arrangement, Sulliden became a wholly owned subsidiary of the Company and former shareholders of Sulliden hold approximately 48% respectively of the outstanding Rio Alto Shares, on a basic basis. Following completion of the Arrangement, Peter Tagliamonte and Bruce Humphrey have joined the board of directors of Rio Alto as Sulliden’s nominees.

Additional information on and the material terms of the Arrangement are as previously disclosed in the joint press release of Rio Alto and Sulliden dated May 21, 2014, May 28, 2014, June 13, 2014 and August 1, 2014, and set forth in the management information circular of Rio Alto dated June 26, 2014 mailed to shareholders of Rio Alto and filed on SEDAR at www.sedar.com.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Alexander Black
President, CEO & Director
+511 625 9900
alexb@rioaltomining.com

Item 9	Date of Report

August 7, 2014